8 November 2006

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from UBS AG pursuant to Section 198 of the Companies Act 1985, that at close of business on 6 November 2006 UBS AG, acting through its business group and legal entities detailed below, had an interest in 55,640,551 ordinary shares of Corus Group plc's issued share capital, representing 6.19%.

5,164,900 of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act.

------------------------------------------------------------ -------------------------------------------
UBS business group / legal entity                                   Breakdown of position held (%)
------------------------------------------------------------ -------------------- ----------------------
UBS AG London Branch                                             53,975,256 shares        6.00%
------------------------------------------------------------ -------------------- ----------------------
UBS Global Asset Management Life Limited                          1,665,295 shares        0.19%
------------------------------------------------------------ -------------------- ----------------------
UBS AG - Total                                                   55,640,551 shares        6.19%
------------------------------------------------------------ -------------------- ----------------------

END